DODD-FRANK CLAWBACK POLICY MEMO

TO: Holding Company and Subsidiary Employees Subject to Dodd-Frank Clawback     Policy
FROM: L. Heath Sampson, Chief Executive Officer
DATE: November 2, 2023
SUBJECT: Dodd-Frank Clawback Policy

The Board of Directors (the “Board”) of ModivCare Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to maintain a culture that emphasizes integrity and accountability, and that reinforces the Company’s pay‐for‐performance compensation philosophy. Therefore, it has been the Company’s policy that the Compensation Committee of the Board (the “Compensation Committee”) will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity‐based incentive compensation paid to executive officers and certain other officers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

The Compensation Committee recently adopted the attached Dodd-Frank Clawback Policy (the “Policy”) which continues to provide for the recoupment of certain executive compensation in the event of an accounting restatement and has been updated to comply with listing rules recently adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended. You are a “Covered Executive” (as defined in the Policy) and are therefore subject to the terms of the Policy as well as the terms of a broader clawback policy that will be provided under separate cover. We recommend that you review the Policy, which describes the events that could lead to a recoupment of specified compensation and the process for such recoupment.

Should you have any questions, please feel free to contact the Company’s Deputy General Counsel, Jennifer Jaskolka (Jennifer.Jaskolka@modivcare.com, (303) 931-0224).

Policy Title	Dodd-Frank Clawback Polic
Approved By	Board of Directo
Applies To	Holding Company and Subsidiary Emplo
Effective Date	11-2‐2023

The Board of Directors (the “Board”) of ModivCare Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to maintain a culture that emphasizes integrity and accountability, and that reinforces the Company’s pay‐for‐performance compensation philosophy. Therefore, the Board has adopted this Dodd-Frank Clawback Policy (this “Policy”) which provides for the recoupment of certain executive compensation in the event of certain accounting restatements.

1.Policy. In the event that the Compensation Committee of the Board (the “Compensation Committee”) concludes (utilizing the process set forth in this Policy) that the Company is required to restate its financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Compensation Committee will direct the Company to recover on a reasonably prompt basis the amount of Specified Compensation received by the Covered Executives during the recovery period that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

This Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

For purposes of this Policy:

a.The term “Specified Compensation” covers all compensation the grant, amount, payment, earning and/or vesting of which is calculated based in whole or in part on the Company’s attainment of a financial reporting measure that was received by a person (i) on or after the Effective Date (as defined below) and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Specified Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.

b.b. The term “Covered Executives” covers any executive officer of the Company as defined in Rule 10D-1.

c.Specified Compensation is “received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the Specified Compensation is actually paid or awarded.

d.The Specified Compensation subject to this Policy is the Specified Compensation that is received during the “recovery period,” which is any of the three completed fiscal years prior to the fiscal year in which the Company is required to prepare the accounting restatement described in this Policy, as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

The amount that is subject to recovery under this Policy is the amount of the Specified Compensation that was received by the Covered Executives during the recovery period in excess of the amount of the Specified Compensation that would have been received by the Covered Executives had it been based on the restated results. For Specified Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount subject to recovery under this Policy will be determined based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Specified Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and will provide to the Nasdaq Stock Market documentation of all determinations and actions taken in complying with this Policy.

Subject to compliance with any applicable law, the Company may effect recovery under this Policy from any amount otherwise payable to a Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program. Any recovery pursuant to this Policy shall be in addition to any other remedies or rights of recoupment that may be available to the Company under any other policy, including, but not limited to, the ModivCare Inc. General Clawback Policy, any employment agreement or plan or award terms or applicable law, including, disciplinary action up to and including termination of employment or other services; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy.

2.Recovery Process. The amount of the recovery pursuant to this Policy will be determined pursuant to the following process:

a.The Audit Committee of the Board (the “Audit Committee”) will have the initial responsibility to investigate any restatement. If the Audit Committee concludes that a restatement is required due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Audit Committee will then report its findings to the Compensation Committee.

b.The Compensation Committee will review the Audit Committee’s report and make a determination as to the amount of the recovery to be sought from the applicable Covered Executives. The Compensation Committee’s determination will then be reported to the Board.

c.The Board will then make a final review and determination in compliance with the requirements of this Policy and Rule 10D-1.

The Company need not recover the excess amount of Specified Compensation if and to the extent that the Board determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this

Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.

The Board will determine the method for recouping Specified Compensation hereunder which may include, without limitation: (a) requiring reimbursement of cash Specified Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity‐based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Board.

It is also expected that the Board will interpret this Policy as necessary in order to construe this Policy, resolve any dispute, or correct any error or ambiguity, in each case in the application of this Policy in individual cases and in compliance with the requirements of Rule 10D-1. Any determination by the Board under this Policy shall be final, binding and conclusive on all persons.

3.Effective Date. This Policy was adopted on November 2, 2023 (the “Effective Date”). This Policy is binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

4.Indemnification. The members of the Audit Committee, Compensation Committee and Board shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law with respect to any such action, determination or interpretation. The Company shall not indemnify any Covered Executives against the loss of any Specified Compensation pursuant to this Policy.

5.Amendment and Termination. The Board has the sole authority to amend, modify, supplement, rescind or replace all or any portion of this Policy at any time, provided that at all times the Company has in effect a clawback policy that complies with the requirements of Rule 10D-1.